Exhibit 99.1

Mint Signed MoU with Ascendze Pte. Ltd. to Advance Strategic Expansion in Singapore’s Semiconductor and Robotics Sector

Hong Kong, June 30, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that it has entered into a non-binding Memorandum of Understanding (the “MOU”) with Ascendze Pte. Ltd. (“Ascendze”), a Singapore-based company that focuses on the semiconductor industry and its associated manufacturing processes, serving a range of well-known global customers such as Fabrinet Co., Ltd.

The MOU outlines Mint’s intention to acquire a controlling or majority equity stake in Ascendze, establishing it as Mint’s primary platform for strategic expansion and investment in Singapore’s technology sector. The proposed partnership will focus on advancing chip production technologies, robotics-driven automation, and explore related innovation initiatives.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint stated: “This MOU marks an important milestone in Mint’s global growth strategy. By partnering with Ascendze, we are strengthening our presence in Singapore — a global hub for semiconductors and advanced manufacturing — and combining our AI and robotics expertise with Ascendze’s local capabilities and industry relationships to drive significant value creation.”

Ascendze serves prominent global customers including Fabrinet Co. Ltd, providing consulting services and automation solutions in semiconductor manufacturing and precision engineering. Ascendze is committed to delivering innovative technologies that improve society through robotics, digital innovation, and continuous learning.

Mr. Leong Kar Lee, Founder of Ascendze added: “We are excited to collaborate with Mint Incorporation Limited. This strategic partnership will accelerate our growth, enhance our technological capabilities, and allow us to jointly develop cutting-edge solutions in chip production and automation that benefit our customers and the broader industry.

The parties aim to execute definitive agreements within 90 days from the date of the MOU, subject to satisfactory due diligence, board approvals, regulatory clearances where applicable, and other customary conditions. Through the proposed partnership, the parties intend to collaborate on the research, development, and commercialization of advanced chip production technologies and robotics-driven automation solutions. In addition, Mint plans to provide further capital investment to support Ascendze’s expansion and growth initiatives in Singapore, subject to the execution of separate definitive agreements.

The MOU is non-binding and subject to the execution of definitive agreements and satisfaction of customary conditions.

- End-

Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly-owned subsidiary Axonex AI Limited (Axonex AI) , and through Aspiration X Limited’s joint venture Rice Robotics AGI Holding Limited (Rice Robotics AGI), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. Rice Robotics AGI focuses on customer-centric robots and companion robots. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited
Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk